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Exhibit 21.1

LIST OF SUBSIDIARIES OF DUNN COMPUTER CORPORATION, A VIRGINIA CORPORATION

The following companies will be subsidiaries of the Company:

1. Dunn Computer Corporation, a Delaware Corporation.

2. Dunn Computer Operating Company, a Virginia Corporation.

3. STMS, Inc., a Virginia Corporation.

4. STMS Acquisitions Corporation, a Delaware Corporation.

5. International Data Products, Corp., a Maryland Corporation.